[Letterhead of Pillsbury Winthrop Shaw Pittman LLP]

September 16, 2010

By EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Attention:	Daniel L. Gordon William H. Demarest IV Jerard Gibson Jennifer Gowetski

Re:	Saul Centers, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 16, 2010 Schedule 14A filed April 6, 2010 File No. 1-12254

Ladies and Gentlemen:

On behalf of our client, Saul Centers, Inc., a Maryland corporation (the “Company”), please find our responses to your letter, dated September 10, 2010 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Proxy Statement for the 2010 Annual Meeting of Stockholders.

For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter.

The following are the Company’s responses to the Staff’s comments:

Definitive Proxy Statement on Schedule 14A filed April 6, 2010

Compensation Discussion and Analysis, page 13

Base Salary and Bonus Awards, page 13

1.	We note your response to comment 3 of our previous letter dated July 26, 2010 that the compensation committee made a subjective evaluation of the overall performance of the executives and no determination was made of the actual performance of each officer under any individual factor. Please revise your disclosure to clarify that the compensation committee uses its discretion to make a subjective evaluation of the overall performance of your named executive officers and confirm that you will include the information provided in your response in future filings.

Securities and Exchange Commission

September 16, 2010

In future filings on Schedule 14A, the Company will disclose that the compensation committee uses its discretion to make a subjective evaluation of the overall performance of the named executive officers and will include the information provided in its response to comment 3 of the Staff’s letter dated July 26, 2010.

The acknowledgments requested by the Staff are attached to this letter.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8187.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Robert P. Sherley
Robert P. Sherley

Saul Centers, Inc.

7501 Wisconsin Avenue

Bethesda, MD 20814

September 16, 2010

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Attention:	Daniel L. Gordon William H. Demarest IV Jerard Gibson Jennifer Gowetski

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Saul Centers, Inc. (the “Company”) is providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 986-6200.

Very truly yours,

/s/ Scott V. Schneider
Scott V. Schneider Senior Vice President, Chief Financial Officer, Treasurer and Secretary